Exhibit 12.1

EXELIXIS, INC.
STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)
Our earnings were insufficient to cover fixed charges for the periods presented except for the three months ended March 31, 2017. The following table sets forth our ratio of earnings to fixed charges for the three months ended March 31, 2017 and our deficiency of earnings to cover fixed charges for the other periods presented.

	Three Months Ended March 31, 2017	Year Ended December 31,
		2016	2015	2014	2013
Fixed charges:
Interest expense	$4,420	$33,060	$40,680	$41,362	$38,779
Interest portion of rental expense	160	721	755	886	935
Total fixed charges	$4,580	$33,781	$41,435	$42,248	$39,714
Earnings available for fixed charges:
Net income (loss) before income taxes	$16,834	$(70,222)	$(161,689)	$(261,479)	$(238,288)
Fixed charges per above	4,580	33,781	41,435	42,248	39,714
Total earnings available for fixed charges	$21,414	$(36,441)	$(120,254)	$(219,231)	$(198,574)

Ratio of earnings to fixed charges	4.68	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges	N/A	$(70,222)	$(161,689)	$(261,479)	$(238,288)